U. S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                          FORM 10-SB - Amendment No. 2


                        GENERAL FORM FOR REGISTRATION OF
                      SECURITIES OF SMALL BUSINESS ISSUERS
        Under Section 12(b) or (g) of The Securities Exchange Act of 1934


                               NEWSGURUS.COM, INC.
                    (Formerly Annex Business Resources, Inc.)
             (exact name of registrant as specified in its charter)


                                     NEVADA
         (State or other jurisdiction of incorporation or organization)


                                   98-0204280
                     (I.R.S. Employer Identification Number)


         5774 Deadpine Drive, Kelowna, British Columbia, V1P 1A3 Canada
                    (Address of principal executive offices)

                            Telephone: (250)765-6424
                           (Issuer's telephone number)

        Securities to be registered pursuant to Section 12(g) of the Act:

                           Common Voting Equity Stock
                                (Title of Class)



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
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                                TABLE OF CONTENTS

Item 1.  Description of Business..................................................................................3
   Our Principal Products, Services and Markets...................................................................3
   Distribution Methods of our Products and Services and Website Development......................................6
   How Our Business Will Generate Revenue.........................................................................6
   Competitive Business Conditions and Our Competitive Position in the Industry...................................9
   Competitive Analysis..........................................................................................11
   Names and Credentials of Principal Suppliers of Content on Our Website........................................12
   Estimate of the Amount Spent During Each of the Two Last Fiscal Years on Research and Development
   Activities....................................................................................................15
   Number of Total Employees and Number of Full Time Employees...................................................15
Item 2.  Plan of Operation.......................................................................................15
Item 3.  Description of Property.................................................................................18
Item 4.  Security Ownership of Certain Beneficial Owners and Management..........................................18
Item 5.  Directors and Executive Officers, Promoters and Control Persons.........................................19
Item 6.  Executive Compensation..................................................................................22
Item 7.  Certain Relationships and Related Transactions..........................................................23
Item 8.  Description of Securities...............................................................................24
PART II..........................................................................................................26
Item 1.  Market for our Common Equity and Related Stockholder Matters............................................26
Item 2.  Legal Proceedings.......................................................................................26
Item 3.  Changes in and Disagreements with Accountants...........................................................26
Item 4.  Recent Sales of Unregistered Securities.................................................................27
Item 5.  Indemnification of Directors and Officers...............................................................28
PART F/S.........................................................................................................28
PART III.........................................................................................................28
Item 1.  Index to Exhibits.......................................................................................28




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ITEM 1.  DESCRIPTION OF BUSINESS

We were incorporated under the provisions of the General Corporation Act of the State of Nevada on May 16, 1997 as Annex Business Resources, Inc. We changed our name to Newsgurus.com, Inc. on February 4, 2000. We have not undergone any bankruptcy, receivership or similar proceedings. Until our acquisition of Newsgurus.com, we had not conducted business. We became a reporting company under the Securities Exchange Act of 1934 on November 20, 1999.

In September, 1999, our former directors and promoters, Mr. Devinder Randhawa and Mr. Ron Schlitt approached the principals of Gurus International Corp., a private Nevada company, to investigate the potential for a merger. After reviewing the business plan for Gurus International Corp. and interviewing Mr. Chris Bunka and Mr. Sudhir Khanna, our management decided to acquire Gurus International Corp. Mr. Bunka and Mr. Khanna were appointed directors of our company on November 20, 1999. Both Mr. Khanna and Mr. Bunka abstained from voting on the resolution by our board of directors to acquire Gurus International Corp. In consideration for selling us all of the issued shares of Gurus International Corp., Mr. Bunka and Mr. Khanna received 3,500,000 of our common shares. The primary assets we acquired are the URL www.newsgurus.com and the Newsgurus business plan. We acquired no liabilities.

Mr. Bunka and Mr. Khanna sought the merger with our company because we are a reporting company under the Securities and Exchange Act of 1934. Our reporting status has the perceived benefit of making our company eligible for a quotation or listing on a public exchange in the United States. Mr. Bunka and Mr. Khanna believed that access to the public markets would be necessary to finance the development of their business plan. No independent fairness opinion was obtained in connection with the acquisition of Gurus International Corp. The negotiations were conducted on an arm's length basis and resulted in the previous owners of Gurus International Corp. acquiring approximately 33.3% of our issued share capital.

Our Principal Products, Services and Markets

CURRENT OPERATIONS.

Money, health, and entertainment decisions are made by individuals on a daily basis based on changing information. Filling this constantly renewing demand for information is the most basic objective of NewsGurus.com

NewsGurus.com is a source of customized information and opinion delivered by experts in their fields. The NewsGurus.com website will feature continuously updated, user-customized and exclusive content from writers, authors, celebrities, and analysts.

The NewsGurus.com website already features continuously updated and exclusive content under the topics, Your Money and Your Health. As part of our corporate development, we plan to expand the breadth of content offered in these sections of our site, and to add additional content under the topic, Your Life.

According to International Data Corp, at the end of 1998 there were 142 million Internet users around the world. By June 2000 there were over 170 million Internet users in Canada and the



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USA.  International Data Corp. further projects that, in 2002, there will be 260 million people shopping for goods and services over the Internet and they will spend US $1.3 trillion. Demand for high quality content will remain strong. "Americans will spend $663.3 U.S. billion on media by 2003 - making this sixth largest industry in the United States larger than the food industry." (Veronis, Suhler & Associates)

NewsGurus.com provides experts who are well known through prior business success in other media including the newsletter industry, book publishing and other print, audio and video media. We believe that the public, already familiar with these established writers in traditional media, should be comfortable interacting with such writers and journalists on the Internet.

Many of our contributing writers hold an equity position in our company. Through equity ownership, we believe our contributors have a greater incentive to establish long-term relationships with us and provide exclusive content.

Not every writer is required to provide exclusive content, though the strategy of exclusive content ensures that NewsGurus.com will always remain a unique site. Writers are also encouraged to provide reprints of their existing publications at the NewsGurus site, and to charge a pay-per-view fee to members to access this content. This helps preserve the subscription value of publications to subscribers who are not members of NewsGurus.

The quantity of reprinted content at NewsGurus is not expected to equal the quantity of new content. Currently, of our database of 1,079 archived articles, 84% are free articles and 16% are pay-per-view articles. The cost to a single retail user of all the pay-per-view content within our database is $278.75. On average, our pay-per-view articles cost $1.65 each for retail users. We are publishing over 35 new written articles per week and 30 minutes of video content each week. As the health, wellness, and lifestyle sections of our website begin offering content, the ratio of restricted content is not expected to increase.

The Your Health section of our website now offers content produced by 29 individual contributors. None of this is restricted or pay-per-view, and neither is it exclusive to NewsGurus. Currently, all 29 of the content providers to the Your Health section are provided through our third-party affiliate relationship with HealthNet International.

Newsgurus.com is unlike some Internet sites that serve as de-facto archival sites of previously published work.

Much of our content is specially crafted for an Internet audience, and where applicable, designed to complement e-commerce. Internet users need to be given reasons to return frequently to a content site. We publish new content on a daily basis. Although NewsGurus.com will accept previously published material as an archival service to its subscribers, the new and exclusive material is most attractive to readers at NewsGurus.com.

Writers providing content in the Your Money segment are established newsletter editors and business journalists from well-known business and financial newspapers. Book authors are also invited to contribute regular articles or excerpts. Corporate executives will be invited to offer valuable insight into their industries through submission of white papers and interviews.



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Our site is  currently  active under the  headings,  Your Money and Your Health.
Members have opportunities to purchase goods and services. This includes purchases within our Your Health section that now offers over 14,000 products from over 150 different manufacturers through our affiliate relationship with HealthNet International. Pending adequate funding, we would like to begin marketing this retail-focused section of our site to the public in an attempt to generate revenue.

Tools and services to empower users to manage their every-day needs are provided both through our site and through third-party affiliate partnerships. Network affiliates may include other Internet portals, on-line e-commerce sites, service oriented websites and traditional sources of news. Our agreement with HealthNet International Inc. was the first of these affiliate agreements. We also have an agreement with DataCow Technology to provide its investment software to our NewsGurus members. This software allows members to keep track of stock portfolios, consolidate quotes, data, news, and other information from around the Internet, and to perform sophisticated option pricing analysis.

PROPOSED OPERATIONS.

Certain aspects of our business plan are not yet implemented and will not be implemented unless we receive additional funding. In the future, we intend to offer additional content, products and services as we implement development of our Website and as we continually search for additional third-party relationships that can deliver products and services to NewsGurus members. We plan to offer additional content, products, services, and affiliate relationships under the Your Life section of the website.

We plan to develop the newsgurus.com website to enable members to interact with each other and with our site as we endeavor to provide customized and relevant information to meet individual needs.

Planned new content provided to members will include commentary on all sectors in which NewsGurus is or will be active including investing and finance, health and wellness and lifestyles. We will attempt to obtain new, exclusive content for our Your Health section in order to become a more exclusive health and wellness destination. We will do this by asking journalists and experts active in this field to join NewsGurus as content providers.

Eventually, staff journalists employed by NewsGurus.com could provide members with financial market update information every 30 or 60 minutes during regular business hours.

We also plan to produce a NewsGurus magazine in print format. There are two potential phases to this. The first is to consolidate the existing fractured production and distribution processes of the individual newsletter editors and their existing publications into a single print magazine. The content from several newsletters, as well as some from our website, will be combined into one regularly issued print magazine. The second is to use as-yet undeveloped technology at NewsGurus to utilize the user data gathered at our site to produce individualized print magazines. This proposed second evolution of the magazine must await the next proposed stages of website development.



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Eventually,  we hope to be able to offer  customized  and  personalized  content available in print, audio and video mediums, using both the Internet and conventional distribution methods.

Distribution Methods of our Products and Services and Website Development.

The goal of our website interface is to enable NewsGurus to receive user information preferences to then distribute useful content to our users. Achieving effectiveness requires a strategy. Part of our strategy is to provide users with a rich menu of products and services.

Especially in the age of the Internet, an effective organization is one that develops a structure focused on the needs of its customers. Our website tries to meet this challenge.

NewsGurus has already established a web presence. This helps us attract affiliate partners, content providers, and ultimately, members. It also helps us to develop early revenue streams. The NewsGurus Website is being developed in three stages, beta version, stage one, and stage two.

The beta site was soft-launched in May, 2000. Users can become members for no fee. Notification of further site developments will be provided through e-mail. NewsGurus has not yet widely advertised or marketed the site although it is now operational.

Our content is categorized, searchable, and database driven. Our site has the capability to advertise, interact with users, and accept credit cards for retail subscription-based services, pay-per-view articles, or other product sales. Credit card clearing is achieved through the Bank of America. Our site is fully operational though it lacks the advanced features planned for the stage one and stage two sites. There are roughly 1,000 registered users at our beta site and an average of 13,000 hits per day were registered during September, 2000. Our site traffic has been growing by roughly 20% per month since our soft launch. The final major addition to the beta site was the Your Health content and store that was unveiled to the public during the first week of October, 2000. Distribution of the products offered for sale through the health store is achieved through a 100,000 square foot computerized fulfillment center located in Philadelphia, operated by a HealthNet International partner. The Beta site is now fundamentally complete and requires only modest monthly care and maintenance expenditures.

How Our Business Will Generate Revenue.

If we execute our business plan, we plan to generate revenue by selling content in bulk to corporate clients selling content on a piecemeal basis to retail clients, selling products and services to retail users from our health and wellness store, generating referral and affiliate fees by referring our users to other web sites, selling advertising space at our web site and in our proposed print magazine and selling marketing services to companies interested in reaching our members.

There will be tiers of service available only to paying retail members. We do not consider the revenue generated by these tiered services to be significant to our company, particularly in our early development stages. In so far as we will act as a distributor of previously published content for our content suppliers, the revenue streams generated by offering content through NewsGurus to paying retail members is proportionately more significant to the content providers than it is to



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our company.  The price of each piece of restricted content is determined solely by the person who produces the content and provides it to our site. Typically, these articles cost between $0.50 and $4.00 each, with the average price to date being $1.65.

We do consider as significant the potential revenue streams generated by bulk sales of our content to third party corporations.

For $9.95 per month, retail users will have unlimited access to otherwise restricted Website content provided to NewsGurus from the "Your Money" content providers. They will also eventually receive a print subscription to the NewsGurus monthly magazine when it is developed. This monthly fee-based service, as well as that described immediately below, are expected to be implemented in conjunction with completed Stage One website development.

For $19.95 per month, retail users will enjoy benefits beyond those provided at the $9.95 monthly level. Most of these benefits will not be available until the implementation of stage one and stage two site development is complete. These will include free e-mail delivery of previously selected news stories as they are posted on the Website and the creation and delivery of a personalized NewsGurus magazine. Users will also receive special offers from on-line merchandisers and discounts off the price of merchandise at the NewsGurus site as well as at any affiliate Website.

Members can also elect, beginning with the current beta version website, to simply purchase guru points for use with any pay-per-view articles or for the purchase of products. With the guru point system, members are not prompted to make a financial transaction every time they read an article. This would inhibit e-commerce and severely impact NewsGurus' profitability due to the effect that credit card transaction fees have on micro transactions of just $0.50, $1.00, or $2.00.

The guru point system was developed to meet the challenge posed by these concerns. Guru points are purchased less frequently, in minimum purchase quantities of $20.00 (2000 points). The financial transaction is made with the credit-card clearing company for $20.00. The points are then stored in a data bank accessible only by each individual user. These points are used to purchase individual articles or entire pay-per-view newsletters. When the guru point balance reaches zero, another purchase of points is required. Members who become regular users are expected to adopt a monthly membership plan that will reward them with bonus points.

The NewsGurus e-commerce system and credit card verification system was designed by and is operated by the Bank of America.

As an introductory offer, we now award each new user 5,000 free guru points that can be used to view otherwise restricted content within 30 days of the time the user first registers at our site. 128,165 of these free points and 47,300 ($473.00) paid points have been used by our members to date

The subscription and pay-per-view revenue stream is expected to be one of the smallest revenue streams at NewsGurus. The value in Internet content lies not in its individual resale value, but in the value realized when it is leveraged.

NewsGurus will leverage its content to produce revenue in several ways.



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First,  content will be amalgamated and offered in bulk for syndication to other websites and companies. We are producing original, exclusive content or otherwise gaining rights to individually produced content. Part of the value of content lies in its exclusivity. NewsGurus will identify other websites wishing to purchase our content in bulk rather than trying to produce their own. Examples might include on-line financial services firms or financial websites that wish to differentiate themselves from others in a competitive market sector. One way they can do this is by offering content that is not widely available. NewsGurus will attempt to sell bulk content in each of the fields in which it operates, as it builds the respective modules at its website. We were unable to offer this service until recently, as it is necessary to offer a large quantity of applicable content. Since we began offering this service we have now obtained our first business customer that is purchasing bulk content from us, through an initial six-month trial agreement. We have also entered an additional agreement with a second business customer through which we will provide content to their Internet system under a three-year agreement.

Our second revenue stream will come from the NewsGurus health store, where relevant content will draw the attention of members who may then enter a transaction to buy vitamins or other health products. Before this component of our website was launched in October, 2000, we were unable to utilize it as a revenue source. We believe this could become a significant revenue source but only after and if we have sufficient financial resources to conduct important marketing campaigns.

Our third revenue stream will come from relationships with on-line vendors of products. NewsGurus will collect revenue from vendors for producing customized advertorial features designed to publicize a brand or product. This might include products such as apparel, food supplements or exercise equipment. NewsGurus will further leverage this content by establishing relationships only with those online vendors who offer a referral fee to NewsGurus each time a NewsGurus member completes a transaction with the partnered vendor.

In the course of facilitating e-commerce transactions and providing free content to members, NewsGurus will gradually build a large database of users. This will be leveraged to provide additional revenue streams that are expected to become the largest sources of our revenue over time. The best example of this is through direct marketing and advertising. Partnered vendors who wish to reach our members may provide those members with information on their own products. NewsGurus intends to become a marketing company that collects a fee from product vendors who are reaching a targeted audience.

Another specific source of revenue arising out of the your money section will come from companies who become corporate members of NewsGurus. For an annual fee, these companies will gain unlimited access to the NewsGurus content database. This excludes third party newsletter content reserved for paying subscribers. Corporate members will enjoy the benefits of offering NewsGurus members easy access through the URL to the corporate information available at their website.

Another form of marketing revenue arises from the assembly of a large member database at NewsGurus. Any company can engage NewsGurus to conduct a large traditional marketing campaign where NewsGurus can provide access to specified target markets. NewsGurus will never sell access to its member lists. NewsGurus will administer access to its lists and deliver



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corporate  messages on behalf of paying corporate  customers.  This ensures that only those messages screened by NewsGurus are delivered to members and further ensures that such messages are appropriate for the users. Eventually, as the NewsGurus magazine is launched, NewsGurus will construct customized hardcopy
magazines  that  are  relevant  to  each  user  demographic.   This  allows  our
subscribers to receive only content they wish to receive, and further allows NewsGurus to achieve higher advertising revenue rates from those companies participating in targeted delivery of their messages to our user base.

We believe that our creation of a media-centered website complete with revenue from e-commerce, referrals, marketing, advertising, and content syndication will enable us to compete effectively within a growing market.

Competitive Business Conditions and Our Competitive Position in the Industry

On-line investing is one of the fastest growing segments of the Internet. Online investment activity jumped by 69% in the first quarter of 2000, according to U.S. Bancorp Piper Jaffray. "Online brokers added 2.5 million new accounts in the quarter, ending with 15.95 million, almost double the 8.49 million of a year ago. Assets rose 23.5%, or US $211 billion, to US $1.11 trillion". (Financial
Post)

There are many services available on the Internet that act primarily as content directories. An example is newsletteraccess.com. While newsletteraccess.com boasts over 5,000 newsletters available, it provides little exclusive new content. Most content available at these sites is restricted to paying customers. What is available for free view to all is limited in scope.

Sites such as newsletteraccess.com are not competitors as they are not content providers. They are more accurately on-line directories of existing content usually produced for print media.

Competitors exist for each of the three main sectors of our focus, Your Money, Your Health and Your Life.

These competitors include TheStreet.com and MarketWatch.com when compared to NewsGurus - Your Money. They include WebMD.com and others when compared to NewsGurus - Your Health. And, they include Martha Stewart Omnimedia and Webzine.com when compared to NewsGurus - Your Life.

Each of these companies is more advanced than NewsGurus.com in terms of developing its own on-line brand and in acquiring readers or subscribers. Each of these companies is an Internet content provider.

"There are over 3.6 million websites around the world, with more than 4,400 new sites added every day. 2.2 million sites offer publicly available content, but only 850,000 of these are classified as active sites. Finally, only a little less than 8,000 or 0.2% of the universe of 3.6 million sites received paid-for advertising on a regular basis and therefore could be described as
`ad-supported'". (eMarketer, 2000; OCLC Office of Research, 1999.) There are a limited number of active, content-producing websites that make use of all available revenue streams.

There are four levels of competitors to NewsGurus.com.


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The first are  non-public  company  focus sites.  These are smaller sites with a tight focus on a micro-segment of a larger market. They generally have a limited subscriber base and financial resources, little original material and little growth opportunity outside of their market niche. Unless backed by a corporate parent or by venture capitalists these private companies may not be able to raise the funds required to effectively compete in the marketplace. These are the most common types of site on the Internet. Newsletteraccess.com is one of many examples.

The second group are public-company focus sites. These are the smallest niche-focused sites that enjoy the benefits of being public. A typical focus might be on several micro-segments of the financial markets. For example, resource, technology, and internet stocks might be the focus of one site. These sites generally have a relatively small but loyal user group and offer a limited quantity of original content. The public company has some revenue streams. Stockscape.com and Stockgroup.com are examples. Stockscape.com had revenue of $1.2 million in 1999. Stockgroup.com had revenue of $1.9 million in 1999 (Source: Edgar).

Competitors in the public-company focus site category will each affect only the corresponding segment of NewsGurus, be it Your Money, Your Health, or, Your Life. They do not compete with the other NewsGurus sections.

Companies wanting to duplicate the NewsGurus business model will need to acquire exclusive content. NewsGurus will endeavor to secure contracts with as many of the available established content providers as possible. If we fail to secure such contracts then other companies will more easily compete against us.

Our business model amalgamates users with varying interests at our site. NewsGurus will attempt to reach a broader audience than the niche-focused sites through relying on its three main areas of interest. These broader areas of interest are expected to attract a wider audience and enable the implementation of several revenue streams not available to sites with a narrower focus. We believe this is a crucial distinction.

The third group of competitors are public company specific-media sites. These are large companies that have been successful in raising capital and have built varying degrees of brand recognition. These sites have a broader focus and reach. Much of the content is original and not found at other sites. These companies enjoy diverse revenue streams derived in large part from advertising revenue as well as user fees. Examples here include TheStreet.com and CNET.com. Other examples include sites spawned from traditional media sites such as MarketWatch.com, CNNfn.com and Bloomberg.com.

Some competitors, such as TheStreet.com, require subscribers to pay a fee to view most of the content they provide.

While most of the content at our site is free, it is also leveraged to produce the other forms of revenue earlier noted. Over 90% of the content available at our site is free to registered individual users. The free content is available for viewing only after the user registers at our site, and the content acts to draw users to our site where we hope to sell products and services from our other modules. This process also provides NewsGurus.com with marketing information that supports other revenue streams.



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NewsGurus.com  does face serious  competition  from this sector.  The  companies within this sector are often well-capitalized or are subsidiary companies of traditional media companies. They often have substantial brand-name recognition. NewsGurus.com will rely in part on the motivation of contributing writers to help it entice other writers from some of these competitors.

The fourth group are public company general media sites. These are the largest content providers on the Internet. These companies have successfully amalgamated content previously focused on several market sectors such as finance, investment, technology, health, news, sports, community news and others. Their dominance as the most active websites on the Internet suggest that the largest subscriber bases can be supported by diverse content.

Revenue at these sites is diverse and includes banner ads, marketing, business-to-business agreements, co-branding, links, user fees, sales of products and services, and more. Content is almost always exclusive and is designed to foster a sense of community among subscribers. These early competitors now have dominant brand recognition. If NewsGurus is capable of penetrating into the general media category it will face stiff competition.

In many important ways, including the diverse revenue streams and the reliance on exclusive content leveraged to support those revenue streams, management feels the NewsGurus business plan most closely resembles these larger competitors.

Competitive Analysis

NewsGurus management believes that, if internet participation increases as expected by independent forecasts, there is room for additional general media sites, and a larger number of specific-media sites, before the Internet is fully developed.

We believe we can compete against much larger companies because few competitors have built their business based on a model in which many of the content producers are owners in the company. Those future content providers who wish to become employees of our company, as well as staff writers, can participate in employee equity option plans. This close relationship may help us attract journalists and writers. These writers may currently be working for NewsGurus competitors; the traditional media; or act as freelance journalists.

NewsGurus aggregates content from a wide variety of writers, and has original content produced for it at low cost. We believe this plan will help us compete against larger, more established companies. The aggregation of content at low cost is the key: Recent employee layoffs in the industry "show the financial strain in producing original content for the Web." (New York Times, June 9,
2000)

Newsletter writers and journalists who have a choice of contributing to an effort that offers strong financial incentives may abandon other, less rewarding efforts.

We intend to establish an editorial advisory board that enforces the highest ethical and professional standards. The board will also have the ability to submit presentations to NewsGurus management and to our Board of Directors, thus influencing our strategic vision. This is why we have established a corporate structure that places great power and responsibility in the hands of our content providers. The advisory board is designed to give NewsGurus content providers a degree of control over the content they produce. Other companies that do not offer such control may be at a competitive disadvantage.

Names and Credentials of Principal Suppliers of Content on Our Website

The list of people who have agreed to provide content to our site is constantly changing. Journalists are continually invited to participate and are asked to sign non-disclosure agreements. A major effort to attract writers has not yet been made as we believe it is necessary to develop the website and tools that will make participation at NewsGurus compelling.

The contributing writers to our website are exempt from registration as investment advisors in the United States under section 80(b)-2(11)(d) of the Investment Advisors Act by virtue of them being publishers of financial publications of general and regular circulation. The contributing writers are also exempt under Canadian securities regulation from registration as investment advisors also by virtue of the fact that they are publishers or writers of financial publications of general and regular paid circulation.

Many of our contributing writers are under two-year to four-year contracts to provide exclusive and/or non-exclusive articles for our website. Each writer who has entered a contract with us has subscribed and paid for units of our company consisting of common shares and warrants. The units were purchased by our contributing writers through private placements under Regulation S at prices ranging from $0.05 per share to $1.00 per share. All warrants for additional common shares are exercisable at $1.00 per share. The contributing writers who are currently under contract will receive equity units as per their agreements with us. They will also receive per-word cash payments for content that we subsequently sell to third party businesses. The following writers provide us with content:

o  Chris Bunka
Mr. Bunka is the founder and President of NewsGurus.com, Inc. He is the editor of Outsider's Overture newsletter and has been widely quoted in The Globe and Mail, The Financial Post, Canadian Business, and many other publications. He has appeared on television on the CBC network, Global's Prime network and a syndication of over 100 US local stations. He gives weekly radio commentary on CKWX radio in Vancouver and previously on CKNW radio. Mr. Bunka is the author of the book, "The Outsider's Guide to Speculative Stocks," and has been a public speaker in every major city in Canada.

o  CanStock
CanStock publishes four newsletters. Senior Editor Al Budai is a CGA. Other editors include Grant Robertson, Doren Quinton, and Kelley Chaplin. These publications have been widely quoted in the Canadian Press. Mr. Budai has also served as a radio talk-show host specializing in the area of investing and has appeared on national and local television.

o  Eric Dany
Mr. Dany has an MBA and has been investing for over 30 years. He is editor of The Prospector newsletter, a publication focused on mutual fund investing.

o  Andrew Davlin
Mr. Davlin was former Research Partner at Tucker Anthony and Hambrecht & Quist and was also an analyst/investment banker at New York Securities, Inc. Mr. Davlin has been a member of The New York Society of Security Analysts for over 30 years and is a longtime member of the Association for Investment Management and Research. He has followed aquaculture for 18 years. Mr. Davlin is founder and editor of The Davlin Report, first published in 1990.

o  Boni Fox
Boni Fox is a journalist, reporter, producer, and news anchor. She has worked with the Discovery Channel, the CBC, and other networks. She is the President of the Canadian Association of Journalists, with over 1,500 members across Canada. She is the Chair of the Inaugural Steering Committee of Open Government Canada. She is the winner of the CAB Gold Ribbon Award, and other broadcasting awards.

o  Allan Holender
Allan Holender is Chief Community Officer for Let's Talk Business Network, Vancouver. He has extensive radio and television on-air experience.

o  Sudhir Khanna, P. Eng.
Mr. Khanna is our VP of Information Technology and a director of NewsGurus. Mr. Khanna graduated in Systems Design Engineering in 1989 from the University of Waterloo. He has completed work for IBM and Proctor & Gamble. Mr. Khanna is the editor of eKhanna and has been quoted in The Prospector and consulted by reporters regarding various resource-related stories. He has been invited to speak at the Prospectors and Developers Association and at investment conferences. Mr. Khanna is a Professional Engineer.

o   Michael King
Michael King is the Director and Chief Economist of Princeton Research, Inc of Nevada, which specializes in economic analysis of public companies, equities, derivatives, and cash market trends throughout the world. He hosts a weekly live talk show "Not For Widows and Orphans" every Sunday in South Florida.

o   Vivian Lewis
Vivian Lewis enjoys a distinguished career as a freelance business journalist. She graduated from Harvard magna cum laude. She became bureau chief for the Brussels bureau of Business Week before working for The Economist and the Sunday Times of London. She worked in Washington first for the Joint Economic Committee and then for the Senate Foreign Relations Committee before taking positions with Euromoney and the Institutional Investor. In 1992 she founded and remains the editor for Global Investing, a monthly publication designed to help Americans with their international investments. Global Investing has been quoted in Barrons; Forbes; Connoisseur; Money: International Herald Tribune (Paris); Asian Wall St. Journal; and, many other publications.

o   Robert Macallister
Mr. Macallister has been the editor of Investors First since 1996 and has been quoted in Investors Digest of Canada, The Prospector, Bull & Bear and Dick Davis.

o   Rogelio Ramirez De la O
Rogelio Ramirez De la O is President of Ecanal S.A., a private company dedicated to economic analysis for major private clients, among which there are largest multinational firms with investments in Mexico. He is a Director and Counselor to several private firms and one of the best-known economists in Mexico. He holds a PhD degree in Economics from Cambridge University and has published original works on foreign investment, the peso crisis, Nafta, and the macroeconomic stabilization in Mexico.

o   John Schreiner
John Schreiner is a senior business writer for the National Post newspaper. He has written for the Post (formerly the Financial Post) since 1961 and was received numerous awards for his achievements as one of Canada's most respected print journalists. He is also the writer of four books on wine and the wine industry.

o   Jay Taylor
Mr. Taylor holds an MBA. He began working for Barclays Bank International in 1973. In 1981 he began publishing North American Gold Mining Stocks, one of the longest published newsletters in North America and one that has evolved to be known today as J Taylor's Gold & Technology stocks. Mr. Taylor resigned from the mining and metals department in the New York office of ING - Bearings in August 1997 to work full-time as a consultant and journalist. He has been widely quoted throughout North America and is an international speaker.

o   Al Thomas
Mr. Thomas founded Security Dynamics Investment Corporation in 1965, an insurance holding company. In 1970 he co-founded and served as President of Real Life Estate, Inc. He later purchased a seat on the Chicago Open Board of Trade, which he subsequently sold in 1981. In 1984 he founded World Trading Group which grew to be the 7th largest introducing commodity brokerage firm in the US, and which was sold in 1992. Mr. Thomas is a public speaker, writer and author of the book, "If it Doesn't Go Up, Don't Buy It!"

o   Don Wilcox
Mr. Wilcox is currently employed in New York City as a currency trader.

o   William Thomson
Mr. Thomson is Chairman of the Siam Recovery Fund and Momentum Asia Ltd. He is a consultant to asset management companies and a writer on Asia economic trends. Mr. Thomson is former Vice president of Asian Development Bank, former Board Member Asian Development Bank and a former US Treasury official.

o   Sheldon Zerden
Sheldon Zerden is a Financial Advisor and Portfolio Manager with Bishop, Rosen & Co, Inc. He is also the author of several books, including the award winning "Best Books on the Stock Market", and "The Cholesterol Hoax".

We have contracts with contributing writers to provide exclusive and non-exclusive articles for our Newsgurus website. Many of these contributing writers are also shareholders of our company. Many of our contributing writers have subscribed and paid for equity positions.

Writers can also earn per-word cash compensation for submitted content when our company subsequently sells such content to any third-party business. We currently have 20 journalists who have either signed content provision contracts with NewsGurus, or have entered casual agreements to provide content on an informal basis. 1,079 articles are available within the NewsGurus archives. Approximately 35 additional articles and 30 minutes of video content are presently posted each week.

Estimate of the Amount Spent During Each of the Two Last Fiscal Years on Research and Development Activities

We had no material expenses in the fiscal years ending June 30, 1998 or June 30, 1999. Since June 30, 1999, we have incurred expenses of approximately $104,000 in the development of our website and business plan.

Number of Total Employees and Number of Full Time Employees

On April 1, 2000, we engaged Chris Bunka and Sudhir Khanna as full-time paid consultants. Mr. Bunka worked on the Newsgurus project without compensation from May, 1999 to March 31, 2000. Mr. Khanna worked full-time on the Newsgurus project without compensation from July, 1999 to March 31, 2000.

Beginning in November, 1999, the Company engaged the services of Nebular Research and Development Co. of Toronto, Canada. Nebular was chosen to construct the Newsgurus website under the direction of Sudhir Khanna. Nebular typically has four full-time persons devoted to the Newsgurus project. There are no other direct or indirect employees of the Company.

Over the next 12 months, we expect to hire as many as twelve persons in positions of direct employment, sub-contractual relationships, and full-time consultants. These positions will include but will not be limited to; Chief Operating Officer, computer programmers, secretarial and back-office personnel, editors and copy writers.

ITEM 2.  PLAN OF OPERATION

Before our appointment of Chris Bunka and Sudhir Khanna as management in May and July, 1999, we had no operating history. Since the appointment of Mr. Bunka and Mr. Khanna, we have raised approximately $400,000 through private placements and completed construction of the Newsgurus.com Beta website.

Our continued development is almost entirely dependent upon our receipt of additional equity funding. Our rate of development and schedule of accomplishments will be largely influenced by the quantity of equity funding received.

Our corporate operations commenced in May, 2000 with the launch of the www.newsgurus.com website that is now capable of processing customer transactions. This beta version website has substantial e-commerce capabilities allowing users to select and purchase specified content contained within the "Your Money" sections of the website database, including individual pay-per-view content and monthly subscriptions. We currently publish about 35 new written articles per week and 30 minutes of video content each week in the "Your Money" section. Products and services from the "Your Health" section are also available for purchase.

Continual development of our website is required. As part of our corporate development, we plan to expand the breadth of content offered in our existing site modules, and to add additional content under the topic, "Your Life". Ongoing development costs will be substantial and will be necessary in order for us to compete in the marketplace. For example, our beta version website requires manual database indexing of submitted content. Automated database index systems are available and will be implemented in future versions of the website. This is one of many features and systems that will make our website competitive within its marketplace.

We are constantly pursuing partnerships and relationships with on-line companies that are interested in purchasing bulk quantities of our content for distribution to others, or that are interested in distributing products and services that they offer. Wider distribution of content and products appearing at our website can help us increase revenues and raise awareness of the www.newsgurus.com website.

We plan to undergo additional website development, labelled Stage One and Stage Two. Concurrent with site development, we plan to pursue corporate relationships as noted above; conduct marketing programs; and generally carry out normal business activities. All our plans are dependent, in whole or in part, upon our efforts at securing funding.

We must raise additional capital in order to execute our business plan to the extent and within the timelines anticipated. We do not currently have sufficient funds to develop our business plan. We require $4 million in new equity in order to execute our business plan. This would permit us to complete our Stage One website development and to complete much of our Stage Two development, as earlier described. This level of funding would also allow us to complete most of our other corporate activities as planned, also as earlier described.

Our financial statements have been prepared using generally accepted accounting principles applicable to a going concern. We will not remain a going concern without additional capital. This accounting treatment contemplates the realization of assets and liquidation of liabilities in the normal course of our business. However, we have only modest current sources of revenue. Without additional capital or greatly increased sources of revenue, it is unlikely that we will be able to continue as a going concern.

We can function at only the most basic of levels during the next 12 months without additional funding. Our current funding level prohibits deployment of our business plan however it will allow basic operation of our website and corporate existence.

If we raise the $4 million we require for full execution of our business plan, we expect to spend $1,500,000 on computer hardware and software, and $1,900,000 on website development. Computer hardware includes servers, routers and other communications equipment to house and distribute website content. Hardware is also required to facilitate seamless communications between content providers and the website. Computer software includes commercial software packages in the fields of communications, data management, database mining and automated database indexing.

Our projected website development costs of as much as $1,900,000 include costs of customized and proprietary code writing and project management costs. These initiatives are expected to result in an advanced website with extensive customer management and processing capabilities, user-friendly content submission features, data mining and list management tools, interactive content request features, artificial intelligence modules and audio and video streaming.

We are dependent on high traffic at our website. To this end it is in our best interests to build a useful and informative website that will attract initial interest from users, and continue to hold that interest over time.

We propose an extensive marketing program using both traditional and new media as our forums. If we are able to raise sufficient funds, we plan to spend as much as $3,400,000 to market our products and services, and our website. This will be sufficient to launch and operate a controlled circulation magazine that will market the NewsGurus website and brand, launch Internet-based marketing and awareness initiatives, conduct marketing campaigns using traditional media such as print and radio, and participate in investment conferences and trade shows as required.

We intend to eventually publish a monthly magazine to be distributed by traditional methods such as newspaper inserts as a way of attracting a wider audience for our content and to generate additional advertising revenue. If successful, this will produce an important revenue stream through magazine subscriptions and magazine advertising, while also marketing our website. The goal of the magazine would be to popularize the content appearing at the website, and to promote the NewsGurus brand, while at the same time collecting revenue from magazine advertisers. Per-page advertising rates of US$5,000 per issue could conservatively be expected at our projected distribution rate of 100,000 copies or more per month. We expect that some of the magazine readers will be attracted to participate at the www.newsgurus.com website to meet their needs of more timely content delivery.

There are two potential phases to the NewsGurus Magazine development: first is to consolidate the existing fractured production and distribution processes of the individual newsletter editors and their existing publications into a single print magazine. Thus the content from several newsletters, as well as some from our website, will be combined into one regularly issued print magazine. Second is to use as-yet undeveloped technology at NewsGurus to utilize the user data gathered at our site to produce individualized print magazines. This proposed second evolution of the magazine can only occur if we substantially complete our equity funding requirements.

Eventually, we hope to be able to offer similarly customized and personalized content available in print; audio; and video mediums, using both the Internet and conventional distribution methods. Our goal always remains the same: to leverage content acquired by us at low cost; add value to the content through developing personalization technology; and distributing it via both the Internet and conventional mediums.

On April 1, 2000, we engaged Chris Bunka and Sudhir Khanna as full-time paid consultants. Mr. Bunka and Mr. Khanna each currently devote more than 50 hours per week to our business.

In November, 1999, we engaged the services of Nebular Research and Development Co. of Toronto, Canada. Nebular was chosen to construct the Newsgurus website under the direction of

Sudhir Khanna. Nebular has devoted four full-time employees to the development of our website. Since the beta stage site development is now complete, Nebular is working for us only on a care and maintenance basis until such time as we have secured additional funding. We have no other direct or indirect employees.

We expect to hire as many as twelve persons in positions of direct employment, sub-contractual relationships, and full-time consultants over the next 12 months. These positions will include a Chief Operating Officer, computer programmers, secretarial and back-office personnel, editors and copy writers. The actual number of persons we eventually employ will be determined by our ability to attract equity investment into our company.

ITEM 3.  DESCRIPTION OF PROPERTY

The Company maintains an office at 5774 Deadpine Drive, Kelowna, British Columbia, Canada. This office is provided on a rent free basis to the Company by its President, Mr. Chris Bunka. Currently, the Company's principal asset is its URL www.newsgurus.com and the intellectual property and publications comprising that website. The Company owns no other material properties.

ITEM 4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table provides information regarding the beneficial ownership of our common stock as of November 10, 2000 by:

         * each person or entity known by us to be the beneficial owner of more than 5% of the outstanding shares of common stock,
         *  each of our directors and named executive officers, and
         *  all of our directors and executive officers as a group.


                            NAME AND ADDRESS                 AMOUNT AND NATURE                  PERCENT
TITLE OF CLASS              OF BENEFICIAL OWNER              OF BENEFICIAL OWNER                OF CLASS
--------------              -------------------              -------------------                --------
$.001 Par Value             Christopher Bunka (1)            President and Director                33.10%
Common Stock                5774 Deadpine Drive              3,075,000 common shares
                            Kelowna, B.C.
                            V1P 1A3

$.001 Par Value             Sudhir Khanna (1)                Secretary and Director                11.03%
Common Stock                6407 Alderwood Trail             1,025,000 common shares
                            Mississauga, Ontario
                            L5N 6W9

$.001 Par Value             Devinder Randhawa                Former Director                        5.38%
Common Stock                104 - 1456 St. Paul Street       500,000 common shares
                            Kelowna, B.C. V1Y 2E6

$0.001 Par Value            Canalaska                        Corporate Investor                    13.99%
Common Stock                Mezzanine Floor                  1,300,000 common shares
                            626 West Pender Street
                            Vancouver, B.C.
                            V6B 1V9




$.001 Par Value             Management as a Group            4,050,000 common shares               49.51%
Common Stock



(1)  Messrs.  Bunka and Khanna hold options and warrants  which  entitle them to
     acquire  an   additional   600,000  and   450,000  of  our  common   shares
     respectively.

Canalaska Ventures Ltd. has advanced us convertible loans of $200,000. The first $100,000 is convertible into units of our company at $0.25 per unit. Each unit is comprised of one common share and one warrant to acquire one additional common shares at $1.30 per share for two years expiring May 24, 2002. Canalaska also has the right to subscribe for an additional 1,100,000 units at $0.40 per unit.

The second $100,000 is convertible into units at $0.40 per unit. Each unit is comprised of one common share and one warrant to acquire one additional common share at $1.30 per share for a two year period. Canalaska is a public company listed on the Canadian Venture Exchange.

Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. Shares of our common stock which may be acquired upon exercise of stock options or warrants which are currently exercisable or which become exercisable within 60 days of the date of the table are deemed beneficially owned by the optionees. Subject to community property laws, the persons or entities named in the table above have sole voting and investment power with respect to all shares indicated as beneficially owned by them.

Changes in Control. We are not aware of any arrangements which may result in "changes in control" as that term is defined by the provisions of Item 403(c) of Regulation S-B.

ITEM 5.  DIRECTORS AND EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS.

Our directors and principal executive officers are as follows:

NAME                           AGE           POSITION
----                           ---           --------

Christopher Bunka              39            Director, C.F.O. and President
Sudhir Khanna                  36            Director, Secretary
Stephen Encarnacao             52            Director

Biographical Information on our Officers and Directors:

CHRISTOPHER BUNKA, DIRECTOR AND PRESIDENT

Mr. Bunka was appointed a director of our company on November 20, 1999. Mr. Bunka is not a director of any other reporting companies.

From January to December, 1995, Mr. Bunka provided independent consulting, management and operational services to small private businesses. Since January, 1996 Mr. Bunka has been editor of Outsider's Overture publications which specialize in identifying economic trends in investment sectors in the search for specific investment opportunities. Mr. Bunka conducts and publishes independent research into market sectors and individual companies. Mr. Bunka has been quoted in international publications and has written articles for several magazines.

Mr. Bunka's Outsider's Overture has been published monthly since August, 1996. It is a monthly newsletter delivered by mail. An annual subscription is US$119. Outsider's Overture covers economic and investment trends.

Mr. Bunka also published the Outsider's Overture Instant Alert from February, 1997 until November, 1999. This was an irregularly-published supplement designed to update subscribers on tumultuous international economic or market events. It was delivered either by fax or mail. It included a regular subscription to the Outsider's Overture and had an annual subscription fee of US$1,000.

Mr. Bunka has published the Outsider's Overture Tracker continuously since March, 1997. This is an e-mail delivered publication that also includes a subscription to Outsider's Overture and is available for an annual subscription of US$239. Roughly 50 issues of the Tracker are published each year and it offers short, single-page market and company updates.

In April, 1998 Mr. Bunka wrote and published "The Outsider's Guide to Speculative Stocks", a "how to" book designed to aid investors in building a logical approach to discovering temporarily undervalued investment sectors.

Since September, 1998, Mr. Bunka has presented weekly radio commentary on CKWX and CKNW radio in Vancouver and he has also appeared on local and national television. His commentary covers politics, investment research, economics, and sectoral investment trends.

SUDHIR KHANNA, DIRECTOR AND SECRETARY

Mr. Khanna was appointed a director of our company on November 20, 1999. Mr. Khanna also serves as a director of Latitude Minerals Corp., symbol "LTU" on the Canadian Venture Exchange.

Sudhir Khanna is a professional engineer. From January, 1992 until September, 1997, Mr. Khanna worked on the development of the policy framework in the areas of sewage biosolids, hazardous waste, and recycling for the Province of Ontario, Canada. He also modeled, evaluated and managed approximately 80 projects dealing with the Ontario recycling infrastructure with a budget of more than $20 million.

Since June, 1992, Mr. Khanna has also worked on various projects as an independent consultant with Procter & Gamble, Scarborough Board of Education, the Province of Ontario and IBM.

Mr. Khanna launched an investment publication called The Resource Indicator in January, 1997. The newsletter has since been renamed eKHANNA, providing expanded coverage of speculative investment opportunities in the broader market. eKHANNA provides factual research and analysis of specific companies focusing on financial, managerial, and sectoral expectations.

Mr. Khanna has spoken at investment conferences and has been quoted in resource related journals.

Mr. Khanna devotes approximately 50 hours per week to our business affairs.

STEPHEN ENCARNACAO, DIRECTOR

Mr. Encarnacao was appointed a director of our company on September 19, 2000.

Mr. Encarnacao was born in New Bedford, Massachusetts and educated at the University of Massachusetts receiving a Bachelors Degree in Economics. He also received an MBA with Honors from Florida State University. He began his career in sales with CBS Records. Upon finishing his graduate studies he joined the H.
J. Heinz company as district sales manager for the New York District.

Mr. Encarnacao was promoted to the brand management team of the Heinz Subsidiary, Ore Ida Foods in Boise, Idaho. As senior brand manager for the Ore Ida Brand, he was instrumental in doubling market share and increasing revenue to over $ 300 million in sales in a three year period. In 1978, he was promoted to General Manager of Marketing for the Weight Watcher Foods Division of Heinz with overall marketing responsibility for the brand.

After eight years at Heinz, Mr. Encarnacao returned to the Boston Area to assume marketing responsibility for the $500 Million Frozen Food and Dairy Business of
H. P. Hood. After three years at Hood, he joined Synectics Inc., an international management consulting firm in Cambridge, Massachusetts as senior associate and member of the operating committee.

Accounts under his management direction during his three years at Synectics included ATT, Bell Labs, General Foods, Nestle, Black & Decker, Clairol, Maybelline and Young & Rubican. In 1984, Mr. Encarnacao's smallest account was a small-but-growing athletic shoe company, Reebok USA. Mr. Paul Fireman, CEO of the company, invited Mr. Encarnacao to join Reebok as Vice President, Chief Marketing Officer. Mr. Encarnacao accepted the position and joined Reebok later that year.

Over the next three years, Reebok grew from less than $50 Million in annual sales to nearly $1 Billion. Mr. Encarnacao served a broad range of critical roles for the company. He was responsible for and directed all domestic and international marketing efforts in addition to managing long range strategic planning, including acquisitions. He also served as the primary spokesperson for the company.

At the end of 1987, Mr. Encarnacao joined Puma USA as General Manager and Chief Operating Officer. After leading a successful 18-month turnaround at Puma, he joined Converse in late 1989 as Senior Vice President of Marketing, Research and Development. During his tenure at Converse, he successfully repositioned the All Star Brand and secured the merchandising rights to Batman.

In 1991, Mr. Encarnacao founded Stonemark Inc. a consumer marketing and management consulting company. Mr. Encarnacao successfully launched the Carter's Children Brand of Footwear and as well as Blackburne Racquets. In addition to the consumer products, he provided strategic management advisory and consulting services to a select number of clients including Airwalk, Domain, Deckers Outdoors, The National Potato Board, Winston Flowers, Wallwork Curry Advertising and Booktech.

In September of 1999, Mr. Encarnacao joined booktech.com as Chief Marketing Officer. He is responsible for marketing, sales, and business strategy as well as investor relations. Mr. Encarnacao serves as a director for Blackburne Advanced Racquet Systems and Brand Leaders International. Ltd. He has served on the Chancellor's Council at the University of Massachusetts for the past ten years and chairs the advisory board for the Department of Economics at the University of Massachusetts where he is a frequent lecturer in the Department of Economics and the School of Management.

There are no family relationships among the directors or executive officers of the Company.

No director or executive officer of ours has been a director or executive officer of any business which has filed a bankruptcy petition or had a bankruptcy petition filed against it. No director or executive officer of ours has been convicted of a criminal offence or is the subject of a pending criminal proceeding. No director or executive officer of ours has been the subject of any order, judgment or decree of any court permanently or temporarily enjoining, barring, suspending or otherwise limiting his involvement in any type of business, securities or banking activities.

No director or officer of ours has been found by a court to have violated a federal or state securities or commodities law.

ITEM 6.  EXECUTIVE COMPENSATION

Compensation received by officers, directors, and management personnel will be determined from time to time by our Board of Directors. Officers, directors, and management personnel will be reimbursed for any out-of-pocket expenses incurred on our behalf.

We are party to two consulting and employment agreements both dated March 20, 2000. Under these agreements, we have contracted the services of C.A.B. Financial Services Ltd. and S.K. Services Ltd. C.A.B. Financial Services Ltd. and S.K. Services Ltd. are private companies wholly owned by Mr. Chris Bunka and Mr. Sudhir Khanna, respectively.

Under the agreement with C.A.B. Financial Services Ltd., Mr. Bunka received fees of $2,500 per month since April 1, 2000. The agreement provides that Mr. Bunka's payments will increase to $5,000 per month at such time as we have raised a cumulative total of $1,000,000 in equity financing. This agreement also provides that Mr. Bunka is to receive 400,000 of our stock options which will vest over a three year period. The agreement also provides that Mr. Bunka may not compete against us in our chosen line of business during the term of his employment or for one year following his employment.

Under the agreement with S.K. Services Ltd., Mr. Khanna received fees of $1,750 per month since April 1, 2000. The agreement provides that Mr. Khanna's payments will increase to $3,500 per month at such time as we have raised a cumulative total of $1,000,000 in equity financing. This agreement also provides that Mr. Khanna is to receive 200,000 of our stock options which will vest over a three year period. The agreement also provides that Mr. Khanna may not compete against us in our chosen line of business during the term of his employment or for one year following his employment.

Other than as described above, none of our directors or officers receive any other compensation for their services. The salaries shown in the following table are for the fourth quarter of fiscal 1999/2000 only.



-----------------------------------------------------------------------------------------------------------------------
                                        SUMMARY COMPENSATION TABLE
-----------------------------------------------------------------------------------------------------------------------
                                                                                  Long Term Compensation
-----------------------------------------------------------------------------------------------------------------------
                                         Annual Compensation                    Awards            Payouts
-----------------------------------------------------------------------------------------------------------------------
          (a)             (b)        (c)        (d)          (e)           (f)          (g)          (h)         (i)
-----------------------------------------------------------------------------------------------------------------------
                                                             Other                                                All
                                                            Annual      Restricted  Securities                   Other
Name and Principle                                          Comp-         Stock     Underlying      LTIP         Comp-
    Position                       Salary      Bonus        ensation     Award(s)  Option/SARs     Payouts     ensation
                         Year       ($)         ($)           ($)          ($)         (#)           ($)          ($)
-----------------------------------------------------------------------------------------------------------------------
Chris Bunka,             Fiscal   7,500.00     $0.00        $0.00         $0.00       400,000       $0.00       $0.00
President and            Year
Director                 ended
                         June
                         30,
                         2000
-----------------------------------------------------------------------------------------------------------------------
Sudhir Khanna,           Fiscal   5,250.00     $0.00        $0.00         $0.00       200,000       $0.00       $0.00
Secretary and Director   Year
                         ended
                         June
                         30,
                         2000
-----------------------------------------------------------------------------------------------------------------------

ITEM 7.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.

We acquired our Newsgurus.com URL and the business plan which we are developing from Gurus International Corp., a private Nevada company which was owned by Mr. Chris Bunka and Mr. Sudhir Khanna. Messrs. Bunka and Khanna were subsequently elected to the Company's board of directors and appointed President and Secretary respectively. Mr. Bunka and Mr. Khanna are responsible for developing the Company's business plan. Mr. Bunka owned 297,500 shares of Gurus International Corp. and Mr. Khanna owned 52,500 shares of Gurus International Corp. In consideration for selling these share positions to us, Mr. Bunka received 2,975,000 of our shares and Mr. Khanna received 525,000 of our shares.

Chris Bunka and Sudhir Khanna were appointed directors on November 20, 1999. Both Mr. Bunka and Mr. Khanna abstained from voting on the resolution by our Board of Directors to acquire Gurus International Corp. The acquisition of Gurus International Corp. was approved by our disinterested directors, Mr. Dev Randhawa and Mr. Ron Schlitt after reviewing the business plan for Gurus International Corp. and considering the experience of Mr. Bunka and Mr. Khanna in the investment newsletter industry.

We also acquired 100% of the issued shares of Independent Outsider Inc., a private Washington State corporation, from Mr. Chris Bunka in consideration for $3,000. Independent Outsider Inc. had current assets of under $500 but also had a working merchant account with the Bank of America, allowing it to fulfill credit card transactions with potential customers. Our ability to process credit card transactions is important to the implementation of our business plan and acquiring Independent Outsider Inc. allowed us to gain this relationship with the Bank of America quickly and at low cost.

The original directors and promoters of our company were Mr. Devinder Randhawa and Mr. Ron Schlitt. Mr. Randhawa owns 500,000 common shares or 5.5% of our issued share capital. Mr. Chris Bunka and Mr. Sudhir Khanna are the current promoters of our company.

The original promoters of our company, Mr. Devinder Randhawa and Mr. Ron Schlitt, were issued an aggregate of 1,000 common shares of our company on May 16, 1997 for services valued at $0.50 per share or a total of $500. This is the only compensation or consideration which we issued to our former promoters.

Mr. Chris Bunka and Mr. Sudhir Khanna are the promoters of Gurus International Corp. Mr. Bunka owned 297,500 shares of Gurus International Corp. and Mr. Khanna owned 52,500 shares of Gurus International Corp. These shares were subscribed for by Messrs Bunka and Khanna at $0.001 per share. No other compensation or payments were made by Gurus International Corp. to Chris Bunka or Sudhir Khanna.

We have contracts with contributing writers to provide exclusive and non-exclusive articles for our website. These contributing writers have acquired seed stock in our company and warrants to acquire additional shares of our company at $1.00 per share. The sole compensation to be paid to our contributing writers over the four year term of their engagement is the share position which they have subscribed and paid for. Additional details relating to the obligations of our writers to provide content and the share positions they have acquired is described under the description of business section of this prospectus.

We have no policy with respect to entering into transactions with members of management or affiliated companies. Any non arm's length transaction we consider will be reviewed and voted on by disinterested members of our board of directors.

ITEM 8.  DESCRIPTION OF SECURITIES.

The Company is authorized to issue 75,000,000 shares consisting of 50,000,000 shares of common stock having a par value of $0.001 per share and 25,000,000 shares of preferred stock having a par value of $0.001 per share and the designations, preferences, limitations and relative rights of the shares of each such class are as follows:

         Preferred Shares

         The Company may divide and issue the preferred shares into series. Preferred shares of each series, when issued, shall be designated to distinguish them from the shares of all other series of the class of preferred shares. The Board of Directors is vested with authority to fix and determine the relative rights and preferences of the shares of any such series so established to the fullest extent permitted by the Articles of Incorporation and Nevada Revised Statutes in respect to the following:

         (a) the number of shares to constitute each series, and their distinctive designations;

         (b) the rate and preference of dividend, if any, the time of payment of dividend, whether dividends are cumulative and the date from which any dividend shall accrue;

         (c) whether the shares may be redeemed and, if so, the redemption price and the terms and conditions of redemption;

         (d) the amount payable on shares in the event of involuntarily liquidation;

         (e)  the  amount   payable   on  shares  in  the  event  of   voluntary
              liquidation;

         (f) sinking fund or other provisions, if any, for the redemption or purchase of shares;

         (g) the terms and conditions on which shares may be converted, if the shares of any series are issued with the privilege of conversion;

         (h)  voting powers, if any; and

         (i) any other relative rights and preferences of shares of each series, including, without limitation, any restriction on an increase in the number of shares of any series authorized and any limitation or restriction of rights or powers to which shares of any further series are subject.

         Common Shares

         (a) The rights of holders of the common shares to receive dividends or share in the distribution of assets in the event of liquidation, dissolution or winding up of the affairs of the Corporation are subject to the preferences, limitations and relative rights of the preferred shares fixed in the resolution or resolutions which may be adopted from time to time by the Board of Directors of the corporation providing for the issuance of one or more series of the preferred shares.

         (b) The holders of the common shares shall be entitled to one vote for each share of common shares held by them of record at the time for determining the holders entitled to vote.

         Dividend Policy

         We have never declared or paid a cash dividend on our capital stock and we do not expect to pay cash dividends on our common stock in the future. We currently intend to retain our earnings, if any, for use in our business. Any dividends declared in the future will be at our discretion and subject to any restrictions that may be imposed by our lenders.

                                     PART II

ITEM 1.  MARKET FOR OUR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS.

There is no trading market for the Company's Common Stock at present and there has been no trading market to date. Management has not undertaken any discussions, preliminary or otherwise, with any prospective market maker concerning the participation of such market maker in the aftermarket for the Company's securities. There is no assurance that a trading market will ever develop or, if such a market does develop, that it will continue.

(a) Market Price. The Company's Common Stock is not quoted at the present time.

         The Securities and Exchange Commission adopted Rule 15g-9, which established the definition of a "penny stock," for purposes relevant to the Company, as any equity security that has a market price of less than $5.00 per share or with an exercise price of less than $5.00 per share, subject to certain exceptions. For any transaction involving a penny stock, unless exempt, the rules require: (i) that a broker or dealer approve a person's account for transactions in penny stocks; and
         (ii) the broker or dealer receive from the investor a written agreement to the transaction, setting forth the identity and quantity of the penny stock to be purchased. In order to approve a person's account for transactions in penny stocks, the broker or dealer must (i) obtain financial information and investment experience and objectives of the person; and (ii) make a reasonable determination that the transactions in penny stocks are suitable for that person and that person has sufficient knowledge and experience in financial matters to be capable of evaluating the risks of transactions in penny stocks. The broker or dealer must also deliver, prior to any transaction in a penny stock, a disclosure schedule prepared by the Commission relating to the penny stock market, which, in highlight form, (i) sets forth the basis on which the broker or dealer made the suitability determination; and (ii) that the broker or dealer received a signed, written agreement from the investor prior to the transaction. Disclosure also has to be made about the risks of investing in penny stock in both public offering and in secondary trading, and about commissions payable to both the broker-dealer and the registered representative, current quotations for the securities and the rights and remedies available to an investor in cases of fraud in penny stock transactions. Finally, monthly statements have to be sent disclosing recent price information for the penny stock held in the account and information on the limited market in penny stocks.

(b)      Holders.  There are fifty (50) holders of our Common Stock.

(c) Dividends. The Company has not paid any dividends to date and has no plans to do so in the immediate future.

ITEM 2.  LEGAL PROCEEDINGS.

We are not a party to any legal proceeding.

ITEM 3.  CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS.

On January 26, 2000, our directors resolved to change our accountant from Kish, Leake & Associates, P.C., Financial Consultants of 7901 East Belleview Avenue, Suite 220, Englewood, Colorado 80111 (the "Former Accountant") to Davidson & Company, Chartered Accountants, Suite 1200, P.O. Box 10372 Pacific Centre, 609 Granville Street, Vancouver, British Columbia, V7Y 1G8. This resolution of our board of directors constitutes a dismissal of the Former Accountant, however, we were in no way dissatisfied with the professionalism or accounting work of the Former Accountant. The decision to change our accountant was approved by the board of directors. There were no disagreements with the Former Accountant whether or not resolved on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure which if not resolved to the Former Accountant's satisfaction would have caused it to make reference to the subject matter of the disagreements in connection with its report. We filed a Form 8-K with the Commission (File No. 000-27397) on February 2, 2000.

ITEM 4.  RECENT SALES OF UNREGISTERED SECURITIES.

In May 1997, we issued 1,000 shares of our common stock to 10 persons at a price of $0.50 per share, and in August 1999, declared a 1,000 for one forward split. These shares were issued under the exemption from registration afforded by section 4(2) of the Securities Act of 1933. Each shareholder was either an "accredited investor" (as that term is defined in the 1933 Act) or a sophisticated investor, and each shareholder was provided all information necessary in order to allow each investor to exercise their respective business judgment as to the merits of the investment.

On December 17, 1999, we forward split our shares on a 7 for 1 basis which increased our issued share capital to 7,000,000 common shares. On December 17, 1999, we also issued 3,500,000 common shares to Mr. Chris Bunka and Mr. Sudhir Khanna in consideration for all of the issued and outstanding common shares of Gurus International Corp. under section 4(2) of the Securities Act of 1933.

On February 1, 2000, we issued 1,728,500 units in consideration for $66,425 through an offering to U.S. non-residents conducted under Regulation S and to U.S. residents under Rule 506. None of the Regulation S offerees or purchasers are U.S. persons as defined in Rule 902(k) of Regulation S, and no sales efforts were conducted in the U.S., in accordance with Rule 903(c). Subscribers to the offering acknowledge that the securities purchased must come to rest outside the U.S., and the certificates contain a legend restricting the sale of such securities until the Regulation S holding period is satisfied in accordance with Rule 903(b)(3)(iii)(A).

On February 29, 2000, we issued 500,000 common shares at $0.01 per share, 505,000 common shares at $0.05 per share, 100,000 common shares at $0.25 per share and 4,000 common shares at $1.00 per share. These shares were offered to U.S. non-residents under Regulation S and to U.S. residents under Rule 506. None of the Regulation S offerees or purchasers are U.S. persons as defined in Rule 902(k) of Regulation S, and no sales efforts were conducted in the U.S., in accordance with Rule 903(c). Subscribers to the offering acknowledge that the securities purchased must come to rest outside the U.S., and the certificates contain a legend restricting the sale of such securities until the Regulation S holding period is satisfied in accordance with Rule 903(b)(3)(iii)(A).

On May 1, 2000, we issued 192,500 common shares at $0.40 per share, 16,000 common shares at $0.25 per share. All shares were offered to U.S. non-residents under Regulation S and to U.S. residents under Rule 506. None of the Regulation S offerees or purchasers are U.S. persons as defined in Rule 902(k) of Regulation S, and no sales efforts were conducted in the U.S., in accordance with Rule 903(c). Subscribers to the offering acknowledge that the securities purchased must come to rest outside the U.S., and the certificates contain a legend restricting the sale of such securities until the Regulation S holding period is satisfied in accordance with Rule 903(b)(3)(iii)(A).

ITEM 5.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

Our Articles of Incorporation incorporate the provisions of the Nevada Revised Statutes providing for the indemnification of officers and directors and other persons against expenses, judgments, fines and amounts paid in settlement in connection with threatened, pending or completed suits or proceedings against such persons by reason of serving or having served as officers, directors or in other capacities, except in relation to matters with respect to which such persons shall be determined not to have acted in good faith and in the best interests of our company. With respect to matters as to which our officers and directors and others are determined to be liable for misconduct or negligence, including gross negligence in the performance of their duties to us, Nevada law provides for indemnification only to the extent that the court in which the action or suit is brought determines that such person is fairly and reasonably entitled to indemnification for such expenses which the court deems proper.

Insofar as indemnification for liabilities arising under the 1933 Act may be permitted to officers, directors or persons controlling us, we have been informed that in the opinion of the U.S. Securities and Exchange Commission such indemnification is against public policy as expressed in the 1933 Act, and is therefore unenforceable.

                                    PART F/S

Reference is made to the audited financial statements for the year ended June 30, 2000 filed with the SEC on Form 10KSB on September 22, 2000 and unaudited financial statements for the three month period ended September 30, 2000 filed with the SEC on Form 10QSB.

                                    PART III

ITEM 1.  INDEX TO EXHIBITS.


Exhibit Number             Description
--------------             -----------

3.1                        Articles of Incorporation filed May 16, 1997, and amendments thereto filed  August  11,
                           1999, as filed with the Registrant's Form 10-SB (file no. 000-27397) filed on September
                           21, 1999 incorporated herein by reference.

3.2                        Bylaws as filed with the Registrant's Form 10-SB (file no. 000-27397) on  September 21,
                           1999 incorporated herein by reference.




4.1                        Form of Lock Up Agreement Executed by the Issuer's  Shareholders  as  filed  with  the
                           Registrant's Form 10-SB (file no.000-27397) filed on September 21, 1999,  incorporated herein by reference.

16                         Letter from Kish, Leake & Associates, P.C. as filed  with the Registrant's Form 8-K on
                           February 2, 2000, incorporated herein by reference.

27                         Financial Data Schedule for the quarter ending September 30, 2000 as  filed  with  the
                           Registrant's Form 10QSB, incorporated herein by reference and financial data  schedule for the year ending  June  30,  2000  as  filed  with  the  Registrant's  Form  10KSB, incorporated herein by reference.


                                   SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.


                                        NEWSGURUS.COM, INC.
                                        ----------------------------------------
                                        (Registrant)

Date:    November 16, 2000              By:  /s/Chris Bunka
                                             -----------------------------------
                                             Chris Bunka, President and Director
                                                 (Signature)